Filed by Trustmark Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: BancTrust Financial Group, Inc.
(Commission File No. 000-15423)

Below is a presentation made available to analysts and investors by Trustmark Corporation on May 29, 2012.